Exhibit 10.19

November 3, 2016

By Electronic Mail
Brett Narlinger
Dear Brett:
The purpose of this letter is to set forth in writing the terms of your offer of employment with Green Dot Corporation (the "Company"). This offer and your employment relationship will be subject to the terms and conditions of this letter.
Your employment with the Company will commence on November 28, 2016 (the "Start Date") and your title will be Chief Revenue Officer. In this position, you will report directly to Steve Streit, Chief Executive Officer of the Company. This position is based at the Company's offices in Pasadena, California, but your job duties may require travel as needed.

1.
Annual Salary. Your initial annual base salary will be $440,000, less applicable withholdings, payable bi-weekly in accordance with the Company's normal payroll practices. Adjustments to salary or other compensation, if any, will be made by the Compensation Committee of the Company (the "Compensation Committee"), subject to any other approvals required under applicable law.

2.
Annual Bonus Opportunity. In addition to your annual salary, you will be eligible to receive an annual bonus of up to 100% of your annual base salary, which will be based on the Executive Officer metrics determined at the time the 2017 Executive Officer Bonus Plan is adopted by the Compensation Committee. This bonus (and any other bonus for which you may become eligible) will be paid out in accordance with the Company's standard bonus practices and policies (including, but not limited to, the requirement that you be employed by the Company on the date bonuses are regularly paid out to Company employees).

3.
Restricted Stock Units. The equity portion of your annual compensation will include at least $620,000 worth of Performance-based Restricted Stock Units ("PSUs") as approved and granted to you in the first quarter of each year by the Company's Compensation Committee. The actual dollar amount of each year's grant will based upon the annual compensation survey of Green Dot Corporation's compensation peer group as presented and prepared by the Company's compensation consultant. While the dollar amount of the grant could be higher, depending on the results of the survey and the decision of the Compensation Committee, the size of the grant will not be less. These PSUs will be granted under, and are subject to the terms and conditions of, the Company's 2010 Equity Incentive Plan (the "Plan") and the PSU agreement pursuant to which the PSU grant will be made. The PSUs granted in March 2017 will begin to vest in March 2018 based upon achievement of certain performance metrics in the calendar year 2017 as determined and adopted by the Compensation Committee in connection with the Company's annual financial plan. If earned, that grant would have been determined to have already been 1/4 vested over the course of 2017, with the remaining three years vesting as a time-based grant in equal installments over the next three years. Then, the new grant for 2018 will be granted in March 2018 and will begin to vest in March 2019, if the 2018 performance triggers had been met with the remaining grant being a time-based grant over the next three years and so on.

4.
Fringe Benefits. You will also be entitled to the standard employment benefit package that is available to all Company employees, which is subject to change. This will include Health, Dental and Vision coverage, plus participation in other plans currently maintained by the Company or which may become available to Company employees from time to time. You are also eligible to accrue three (3) weeks of vacation per year, subject to the Company's vacation policy.

5.
At-Will Employment Relationship. If you accept our offer, your employment with the Company will be "at-will." This means you may resign at any time for any reason. Likewise, the Company may terminate the employment relationship at any time, with or without cause or advance notice. In addition, we reserve the right to modify your position, duties, and reporting relationship as needed and to use discretion in deciding on appropriate discipline. Any change to the at-will employment relationship must be by a specific, written agreement signed by you and the Chief Executive Officer of the Company, at the direction of the Compensation Committee. As a professional courtesy, the Company requests that you provide reasonable notice of any voluntary resignation in order to allow the Company time to transition your duties and responsibilities to other employees.

6.
Conflicts of Interest. During the term of your employment with the Company, you must not engage in any work, paid or unpaid, that creates an actual conflict of interest with the Company. Such work shall include, but is not limited to, directly or indirectly competing with the Company in any way, or acting as an officer, director, employee, consultant, stockholder, volunteer, lender, or agent of any business enterprise of the same nature as, or which is in direct competition with, the business in which the Company is now engaged or in which the Company becomes engaged during the term of your employment with the Company, as may be determined by the Company in its sole discretion. If the Company believes such a conflict exists during the term of this Agreement, the Company may ask you to choose to discontinue the other work or resign employment with the Company.

7.
Severance. In the event your employment is terminated by the Company without "Cause," then, subject to your execution and nonrevocation of a general release of claims in favor of the Company, the Company will pay you a lump sum cash severance payment equal to twelve months' of your then current annual base salary plus prorated cash bonus earned up to the date of termination based on the target thresholds as set forth in the then-current bonus plan. "Cause" means any of the following: (i) your conviction of or plea of nolo contendere to a felony; (ii) an act by you which constitutes gross misconduct in the performance of your employment obligations and duties; (iii) your act of fraud against the Company or any of its affiliates; (iv) your theft or misappropriation of property (including without limitation intellectual property) of the Company or its affiliates; (v) material breach by you of any confidentiality agreement with, or duties of confidentiality to, the Company or any of its affiliates that involves your wrongful disclosure of material confidential or proprietary information (including without limitation trade secrets or other intellectual property) of the Company or of any of its affiliates; (vi) your continued material violation of your employment obligations and duties to the Company (other than due to your death or disability, as such term is defined in Section 22(e)(3) of the Internal Revenue Code) after the Company has delivered to you a written notice of such violation that describes the basis for the Company's belief that such violation has occurred and that you have not substantially cured such violation within thirty (30) calendar days after such written notice is given by the Company. Subject to the provisions of Section 10 below, cash severance benefits payable pursuant to this Section 7 shall be payable on the sixty-first (61st) day following the termination of your employment without Cause, provided the release of claims is effective at such time.

8.	Contingencies. Your employment with the Company is conditioned on the following:

•
As an employee of the Company, you will have access to certain confidential Company information, client lists, sales strategies and the like and you may, during the course of your employment, develop certain information or inventions, which will be the property of the Company. To protect the interests of the Company, you will need to sign and abide by the enclosed "Employee Inventions and Confidentiality Agreement" as a condition of your employment.

•
For purposes of federal immigration law, you will be required to show the Company original documents that verify your identity and your legal right to work in the United States (please bring suitable documentation with you on the first day of employment). If such documentation is not provided to us within three business days of your Start Date, our employment relationship with you may be terminated.

•	This offer is contingent upon completion, to Green Dot's satisfaction, of efforts to confirm your suitability for this position, including successfully complete a background check.

9.
Entire Agreement. This letter, including the Employee Inventions and Confidentiality Agreement, sets forth the terms of your employment with the Company and supersedes any prior representations or agreements, whether written or oral. This letter may not be modified or amended except by a written agreement signed by you and an authorized officer of the Company.

10.
Section 409A. To the extent (a) any payments or benefits to which you become entitled under this Agreement, or under any agreement or plan referenced herein, in connection with your termination of employment with the Bank constitute deferred compensation subject to Section 409A of the Code and (b) you are deemed at the time of such termination of employment to be a "specified employee" under Section 409A of the Code, then such payments shall not be made or commence until the earliest of (i) the expiration of the six (6)-month period measured from the date of your "separation from service" (as such term is at the time defined in Treasury Regulations under Section 409A of the Code) from the Bank; or (ii) the date of your death following such separation from service; provided, however, that such deferral shall only be effected to the extent required to avoid adverse tax treatment to you, including (without limitation) the additional twenty percent (20%) tax for which you would otherwise be liable under Section 409A(a)(l)(B) of the Code in the absence of such deferral. Upon the expiration of the applicable deferral period, any payments which would have otherwise been made during that period (whether in a single sum or in installments) in the absence of this paragraph shall be paid to you or your beneficiary in one lump sum (without interest). Any termination of your employment is intended to constitute a "separation from service" as such term is defined in Treasury Regulation Section 1.409A-l. It is intended that each installment of the payments provided hereunder constitute separate "payments" for purposes of Treasury Regulation Section 1.409A-2(b)(2)(i). It is further intended that payments hereunder satisfy, to the greatest extent possible, the exemption from the application of Code Section 409A (and any state law of similar effect) provided under Treasury Regulation Section 1.409A-l(b)(4) (as a "short-term deferral").

11.	Choice of Law. This Agreement is made and entered into in the State of California, and shall in all respects be interpreted, enforced and governed by and under the laws of the State of California.

To indicate your acceptance of the Company's offer, please sign and date this Jetter in the space provided below and return it within three (3) business days either via fax ( ), mail, or scanned email.

Sincerely,
/s/ Steve Streit
Steve Streit
Chief Executive Officer, Green Dot Corporation

ACCEPTANCE:

I have read the foregoing Jetter and agree with the terms and conditions of my employment as set forth. I understand and agree that my employment with the Company is at-will.

DATE: November 4, 2017

SIGNATURE: /s/ Brett Narlinger
Brett Narlinger